Exhibit 12
CONEXANT SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Fiscal Years
	2007	2006	2005	2004	2003
Income (loss) before income taxes	$(398,085)	$(119,699)	$(173,668)	$(300,916)	$23,433

Add: loss (income) from equity method investments	(51,182)	8,164	10,642	(14,422)	3,119

Add: fixed charges-
Interest expense, including amortization of debt issuance costs	48,986	38,130	33,691	30,708	28,120
Interest element of rent expense	655	789	1,055	1,065	840

Total fixed charges	49,641	38,919	34,746	31,773	28,960

Total earnings (losses) available for fixed charges	(399,626)	$(72,616)	$(128,280)	$(283,565)	$55,512

Ratio of earnings to fixed charges (1)	—	—	—	—	1.9

(1)	For purposes of calculating this ratio, earnings consist of income (loss) from continuing operations before (i) income taxes, (ii) income (loss) from equity method investments and (iii) fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rent expense which we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges by $449.3 million, $111.5 million, $163.0 million and $315.3 million for fiscal years 2007, 2006, 2005 and 2004 respectively.